Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 1-9059
Date: November 1, 2005

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

BARICK GOLD CORPORATION

Moderator: Greg Wilkins
October 31, 2005
8:00 am CT

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Barrick Gold conference call

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session.

At that time if you have a question, please press the 1 followed by the 4 on your telephone.

As a reminder this conference is being recorded, Monday, October 31, 2005.

I would now like to turn the conference over to Greg Wilkins, President and Chief Executive Officer.

Please go ahead.

Gregory Wilkins:	Well, thank you very much.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Well good morning everyone and thank you for joining us on this call. It’s certainly short notice and so we appreciate you making the time available to listen to it.

We’re including some news media on the call and members of the public on the Webcast in a live listen-only basis this morning.

Before we get going, let me just deal with the forward-looking statement disclaimers. Of course, we’ll be making some forward-looking statements during the course of this conference call.

And for a complete discussion of the risks and uncertainties and the factors which may lead to our actual financial results and performance being different than the statements contained in our forward-looking statements, please refer to our year-end report and our most recent AIF filings.

Joining me this morning in Toronto are the usual suspects. With me, I’ve got Peter Kinver, Jaime, Alex Davidson, and Pat Garver. And of course, we’re all going to be available to answer questions after the presentation.

This is clearly a huge day for Barrick. This morning, we announced an offer to acquire all of the issued and outstanding shares of Placer Dome in a transaction valued at $9.2 billion.

We also announced an agreement with Goldcorp to on - sell certain assets for another $1.35 billion and of course that’s an important component to raising the cash for the bid that we are making.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

We believe that today marks an opportunity for Barrick and Placer to combine our assets and our people and our projects and deliver value to all of our shareholders.

Over the last couple of years, we’ve had an internal focus as you know. We’ve been focusing on improving our operating performance, managing our cost in a challenging environment, reorganize the business to be more effective and responsive in how we deal with it and of course, we’ve been building projects.

Last Thursday, we released our third quarter results. And item-by-item, they document the bottom-line impact of the management team and as demonstrated, the operational and development expertise that we have.

Our team and our employees worldwide have worked together to deliver these terrific results and bringing in new mines into production and reducing our cost and finding and growing our reserves and our resources.

The time I think is right for this transaction with Placer Dome. With our proven experience and our financial strengths, we are really setting out to take Barrick to the next level.

It is the right time to combine the assets, the people, and the projects to form a leading Canadian gold-mining company best able to compete on the world stage.

Let me just quickly walk you through the transaction summary.

We have put forward what we think is a full and fair offer of $20.50 per share US, or three quarters of one share of Barrick plus 5 cents in cash, subject to pro-rating based on the maximum cash and amount - a maximum cash amount

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

of approximately $1.2 billion and a maximum number of Barrick shares to be issued of 303 million shares.

This represents a 27% premium to Placer’s average trading price over the last ten days. And in total, this bid is valued at $9.2 billion or $9.5 billion on a fully-diluted basis.

Following the transaction, the ownership of Barrick will be 65% of existing Barrick shareholders and 35% of Placer Dome shareholders, again on a fully-diluted basis.

Barrick’s offer to acquire Placer by way of a 35-day takeover bid. Barrick will formally request the list of Placer Dome shareholders today and expects to mail the takeover bid documents to Placer shareholders as soon as possible, following the receipt of the shareholder list.

Placer has a legal obligation to provide that list within ten days of our request and the offer will be opened for 35 days following the mailing dates of our offering circular.

The offer will be subject to certain conditions of completion. The key condition is a tendering of not less than two-thirds of the Placer Dome common shares, again, on a fully-diluted basis. Other conditions include receipt of necessary regulatory clearances and of course the absence of any material adverse changes.

As I mentioned, we also entered into an agreement with Goldcorp, under which we will sell to Goldcorp Placer Dome’s Canadian assets and an interest in the La Coipa silver mine and a 40% interest in the Pueblo Viejo development project.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

And of course, some compensation will be received with respect to certain of Placer Dome’s liabilities for a total cash consideration of about $1.35 billion.

But really, the heart of this thing is really why do we want to do this transaction, what are the highlights and why is it going to create value for the Barrick shareholders.

Well the key is that we can deliver value from the assets, people, and projects that Placer has and in combination with Barrick’s assets, people, and projects, we can build a powerhouse company.

This transaction is expected to be accretive on all major financial metrics -- on net asset value, on earnings, and on cash flow.

It is also accretive to reserves, resources, and production on a per share basis. And it will consolidate the gold industry’s largest suite of projects and exploration properties under a company that has strong management, significant experience, and proven capabilities to get these projects built.

We also have the financial strength to support these projects without further equity dilution.

Our offer to Placer shareholders combined with our agreement with Goldcorp recognizes that many Barrick, Placer, and Goldcorp’s assets are in close proximity.

Jointly, we expect to capture about $240 million of annual synergies as a result of this transaction -- substantial to say the least. And we believe it is the

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

maximum that anyone could realize as a result of the overlapping jurisdictions.

This deal represents significant value creation for Barrick. Not only will we increase pro forma reserves, resources, and production in absolute terms, but it’s accretive on a per share basis as you can see in the chart.

Pro forma reserves increased 22%. Pro forma resources increased 137%. These pro forma figures are based on the 2004 year end reserves of both companies, but subsequent updates that we’ve seen from the Placer public information.

Pro forma 2005 production increases by 12% per share, including the copper production from Zaldivar.

These production numbers are based on company estimates and exclude the Placer Dome production related to the Canadian assets in La Coipa, which we intend to sell onto Goldcorp.

Copper production, reserves, and resources have been converted to the gold equivalent using $450-gold and a $1.20 per pound of copper.

The above resource calculations do include Cerro Casale. Although we know that Placer has announced a tentative agreement to sell their interest, but we do welcome the opportunity to take a second look at it and to try to provide some value through synergies that we maybe able to bring uniquely in Chile.

Out of these gold reserve positions in the marketplace, the slide shows that the pro forma reserves increased 68% on an absolute basis to 150 million ounces

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

in the proven and probable category and to 167 million ounces on a gold-equivalent basis with copper.

The combined company becomes the industry leader in reserves, but more importantly the strong reserve base serves as a foundation for future production.

One hundred seventeen million ounces of these reserves will be at the existing operating mines, and 33 million ounces will be in the projects.

From a production standpoint, to illustrate the size of the company you can see how the production will be at the senior - the largest amount of the peer group.

Barrick will have pro forma gold production of something like 8.3 million to 8.4 million ounces of gold and another 1 million ounces of gold equivalent production measured in the copper equivalent.

The combined company will have the industry’s largest production base in a rising gold-price environment.

Operating cash cost, as you can see from the slide, we are currently the lowest cost senior producer. We had a great third quarter and remain on track with our guidance of about $225 an ounce.

After integrating Placer’s mines, we do expect pro forma 2005 cost of $245 to $255 an ounce and - (unadjusted) for the synergies that we hope to achieve through the operations.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Again, the combined company will be the lowest of the senior - lowest cost producer of the seniors and we intend to be able to try to work on bringing those costs down further.

And perhaps one of the most exciting elements of this transaction is the unrivaled pipeline of projects for sustainable growth into the future.

As you can see this building-block on the slide, we really have brought - as we brought in three new mines this year, we will have a forthcoming in the first quarter of next year and then a continuous program of additional projects going out to 2009 and beyond.

By combining the two companies, our shareholders will benefit from the existing pipeline and Placer pipeline which has a clear fit in terms of synergies and in terms of timing.

We believe that our near-term growth prospects combined with the longer-term projects managed by one highly skilled and experienced team creates an unbridled opportunity for Barrick going forward.

In the next slide you can see the asset-base and the diversification. As you can see, we will have a well-diversified mix of production and reserves worldwide. And it’s important and it’s the first real signal here that you can see where the overlap exist, as we blend the reserves of both companies together, the distribution improves but still remains largely in the same proportions in terms of the same areas of operation.

Furthermore, Goldcorp’s assets in Ontario fit very well with Placer Dome’s assets and this is one of the key reasons why Barrick and Goldcorp got together in pursuing this bid.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

It’s important and it creates a significant opportunity as we believe that the regional business unit structure that Barrick put in place about 18 months ago will work well to bring the integration of Placer’s business in line with Barrick’s.

From a financial point of view, we’ve taken a look at the pro forma numbers. This is a slide that demonstrates the last 12 months ending September 30, 2005, adjusting for the sale of Goldcorp’s assets.

You can see the strength of the revenue at $3.7 billion, EBITDA of $1 billion, a cash position of $2.4 billion, and a net debt position of $0.7 billion. And with a market capitalization of $21.8 billion, it will be the largest and strongest company in the industry capable of delivering on the pipeline of growth.

The combined operations will be effectively managed through Barrick’s existing regional business units. You can see from the map the extent of the overlap of the operations.

Obviously, very strong in United States around Nevada in the Carlin Trend, Cortez Hills, and Goldstrike, down in South America, in Tanzania, and in Australia, we’ll have four-diamond positions in the world and in - a very significant amount of overlapping opportunities which creates the opportunity for synergies.

After the completion of the transaction, of course, we will remain headquartered here in Toronto, but we will consolidate an exploration in technical services group in Vancouver.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Our global operations are divided into the business units in order to promote local management and operating and business opportunities that are tailored to the individual regions and we think that we can add value to Placer’s operations by combining it with ours.

When you look at how close the combined companies operations are, you can see the significant synergy potential of bringing these two companies together.

We also have an excellent track record of building large scale projects. In the past ten years, we have completed eight major development projects, and in 2006 our ninth, the Cowal mine will be commissioned.

We’ve recently built a gas-fired power plant to support our Goldstrike operation in Nevada.

The projects built over the past 20 months were done so, in what is accepted to be one of the most challenging constructed - construction environment in a long time. And we did them on time and very near budget.

While we haven’t been immune to cost pressures, our team has done an excellent job of mitigating their effects.

We believe that the systems that we have in place to manage large scale development projects, combined with the collective experiences of the team that we have assembled at Barrick will be very valuable for advancing Placer’s projects.

The same attention to detail that goes into our development project management also goes into our day-to-day operational activities at our sites.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Through overall cost control and financial risk management, we have managed to remain the lowest cost senior gold producer. And our third quarter results demonstrate that, with our costs coming in at $210 an ounce or some $50 per ounce lower than our peer group.

Our expert team - our exploration team also has a very successful track record as you know, having discovered Lagunas Norte, the largest grassroots discovery to occur in the last ten years.

We are very excited about combining our strengths with those of another Canadian-based gold mining company, one that has a long history of success, and a pool of mining expertise and its people, its miners, its engineers, its geologists, its metallurgist, financial folks. And so combining it with Barrick’s team will make a very strong team to attack the challenges on the international scale.

The synergies are very significant in this transaction. We estimate through our preliminary evaluation some $200 million per annum.

Barrick’s experienced team has taken a look at operations, exploration, procurement, of course G&A, finance and tax, to see where we think that we can optimize and unlock synergies.

In the operations, we can optimize and share mining and processing infrastructure in Nevada, Australia, and Tanzania.

For example in Nevada, once we are able to take a closer look at the operations, we believe that the treatment of carbonaceous ores, refractory ores can be processed at Goldstrike.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

In Western Australia, we plan to look at optimizing the various roasting facilities at the mines in the Kalgoorlie district.

Implementing best practices at all locations will result in lower operating cost.

After we did the merger with Homestake, we established an operational review team to go out and take a look at all of the operations on a multidisciplinary basis to see how we can improve the operations and reduce costs.

This experience has been something that we carried forward in our own operations and we look forward to looking at Placer’s operations through the same lens.

We believe that we can reduce energy cost through joint infrastructure. In Tanzania, we are looking at opportunities to build a power plant that would serve all of the mines in that district.

In Nevada, we are currently commissioning the gas-fired power plant and we expect to save about $10 an ounce in Goldstrike’s cost. We would then look at the possibility of extending the power plant to supply Placer Dome’s mines in the same jurisdiction.

Of course we can do reduce inventory levels. Kalgoorlie mines are in very close proximity and can share inventories.

In exploration, we plan to consolidate our land position on very prospective belt and prioritize our exploration projects pipeline.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

In procurement, we can generate savings from improved purchasing power. Reagents for example, we believe we can save anywhere from 1% to 4% given extra volume.

In G&A, elimination of duplicating - duplicate office services and overheard in all of the regions and shared business services will lead to significant savings.

For example in Tanzania, we have a significant overlap with each handling our own respective transport, port clearance, and other services in Dar es Salaam.

We could share shipping containers of transport of supplies and materials, and we would be able to save time and effort in port clearance of containers and resources.

On the finance and tax side, again, tax synergies in overlapping jurisdictions. For example, Zaldivar is paying cash taxes in Chile and we are incurring expenses which can be offset against some of those profits.

We have a lower cost of capital which we can bring to bear on the overall organization and we have opportunities for debt optimization.

And on the project side, we have the transfer of the - the ability to transfer development team’s equipment and knowledge through sequential development of the project pipeline.

In essence, we believe that because of the long-term scale and size of the project pipeline, we can actually bring in-house much more of the project management skill and reduce very significant capital cost.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

And of course I mentioned earlier that Goldcorp expects to realize synergies in the area of $30 million to $40 million per annum, which is again something that the Placer Dome shareholders’ benefit through the price that has been negotiated.

Our process at arriving at these synergy estimates was done by taking a look at each of our own professionals in-house looking at their respective areas, looking at our business, understanding the operating conditions in each of the regions, and then making a - doing an analysis on where we believe we can save some of this money.

Of course, it will be refined as we gain more information because the initial evaluation is based on publicly-available information.

We expect to realize synergies almost immediately but it will take until 2007 to get a full-year’s run on those synergies.

So I’d like to turn it over to Alex to talk a little bit more about the exploration activities and how we can take advantage of the combination of the areas to improve our results.

Alex Davidson:	Good morning, everyone.

The exploration opportunities of this new combined company are especially exciting. Barrick will have a reserve and resource base of over 200 million ounces of gold. But more importantly, we will have strong and extensive quality land positions in multimillion ounce camps and districts that will be able to prioritize and streamline the exploration project pipeline of both companies.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Barrick already has a world-class exploration team with a proven track record of discoveries. The combined team will integrate the best of Placer’s Minex and new mine exploration efforts with our team to more effectively add ounces around existing operations, add ounces around development projects, and it will have enhanced capabilities to find new ounces in emerging regions. It will be a juggernaut of an exploration team.

Also, both Placer and Barrick carryover search and development in exploration technology in areas such as geophysics, remote sensing, geochemistry, and ore deposits modeling.

The merging of these R&D teams and their efforts will undoubtedly (need) new and improved ways of finding gold. In fact, the merging of the two company’s R&D activities will also lead to new advances in underground and open-pit mining, mineral processing, and environmental management.

Let me show you now how great a fit our operations, projects, and exploration positions are in a few key regions.

Barrick will have interest in seven mines and development projects in Nevada. We’ll have reserves and resources of over 46 million ounces and pro forma 2005 production from Nevada would be 3.1 million ounces.

As you can see from this map, the new company will have strong land positions on each of the major trends in Nevada -- the Carlin, the Getchell, and the Battle Mountain Trend.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Betze-Post, Meikle, Ren, Storm, and South Arturo, where we currently have four rigs turning and numerous exploration properties form the quarter of Barrick’s holdings on the Carlin Trend.

Turquoise Ridge, Pinson, Preble and exploration properties lie on the Getchell Trend, while Placer’s dominant land position in the pipeline and Cortez Hill area complements Barrick’s land positions at Marigold and East Archimedes on the Battle Mountain Trend.

And both East Archimedes and Cortez Hills are development projects scheduled for production in the coming years.

Barrick entered the gold mining industry in Tanzania in 1999 with our purchase of Sutton Resources. Since that time, we have put the Bulyanhulu and Tulawaka Mines into production and we’re currently developing the Buzwagi and Kabanga projects.

Placer Dome acquired its interest in the North Mara mine and its exploration properties in 2003. Together, the companies who have reserves and resources of almost 20 million ounces of gold in Tanzania, an extensive and quality suite of exploration properties in the Lake Victoria Greenstone Belt and an exploration team made up of the best Tanzanian geologists.

2005 estimated production for the pro forma company in Tanzania is 640,000 ounces. Tanzania is a hugely prospective place for new gold deposits, as the recent discoveries at Buzwagi and North Mara attest and Barrick will be uniquely positioned to find and develop more gold in Tanzania in the coming years.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

With reserves and resources of almost 24 million ounces and 2005 pro forma estimated production of almost 2 million ounces, Australia will be a cornerstone of the new Barrick. It will have seven operating assets in West Australia alone, along with commanding land positions in the Kalgoorlie, Laverton, Agnew, and (south) Yandal Belt.

Placer and Barrick both have excellent exploration teams in Australia. Combining them will create a team that will be uniquely positioned to deliver exploration successes not only from Australia, but also from our continuing efforts around Porgera and PNG and in the rest of Asia.

One of Barrick’s core districts is a 3,000 square kilometer Frontera District that straddles the Chile-Argentine border. We currently have over 30 million ounces of gold reserves and resources here at our Pascua-Lama and Veladero deposits.

Barrick has demonstrated with the recent opening of Veladero an expertise in exploring and finding and developing gold deposits in the high Andes. The Cerro Casale project lies some 150 kilometers north of Pascua-Lama and synergies, our plant construction management between the two projects are inevitable.

These are the kinds of projects that a company of the scale and breadth of the new Barrick can undertake and we believe that Barrick’s expertise and high sulfidation deposits and Placer’s expertise in porphyry deposits can be effectively used in a combined exploration team in Chile and South America.

In short, the consolidation of the two companies’ complementary land packages brings together the most prospective ground within the world’s top gold belt under one highly talented and experienced exploration team.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

And I’ll turn it back to Greg.

Gregory Wilkins:	Thanks, Alex.

Don’t worry guys, we’re just about near the end.

Of course we have been talking a lot above how we see - how this is going to create a great opportunity for the Barrick shareholders and that’s our key focus. But this is also a great value creation opportunity for the Placer Dome shareholders.

Clearly, the premium in the bid delivers immediate results, but by combining the two companies together and then the Placer Dome shareholders taking back shares of Barrick, they too can enjoy the benefits of what we expect to be able to create through this combination.

The combination is really more than the sum of its parts and we know how to capture the synergies on a global scale and build on the complementary strength in the assets.

And there’s unique advantages to our bid; let me just highlight them.

First off, we have been able to negotiate a very good transaction with Ian Telfer at Goldcorp and put forward a combined offer that does create value for all shareholders. We believe that our combined bid with Goldcorp offers some very specific advantages to Placer shareholders.

We also believe that we have an advantage with respect to execution timing. Of course, neither Barrick nor Goldcorp require a shareholder vote to

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

complete this transaction. We can complete it quickly and we can be in unlocking the synergy potential that awaits us.

This is an all-Canadian transaction with three parties to the deal being based in - here in Canada, so no Investment Canada approval is required.

We have a strong partner in Goldcorp. And by selling the assets, unlocking synergies, and using the cash to help secure the bid, will make the bid that much more attractive to the Placer shareholders. And of course, we have the opportunity as being a Canadian bidder to on-sell the assets to Goldcorp on a tax-efficient basis.

On our tax rate going forward, for a Canadian-based purchaser, one that’s domiciled in Canada, continues to enjoy the benefits of the tax structures that are in place.

We have the ability to manage and reduce the hedge position effectively and we will continue on our path to reduce the combined hedge book. And we will have a significant component of cash in the bid to ensure that there are immediate benefits received by the Placer shareholders.

In summary, we think this is a terrific transaction. Placer and Barrick are a great fit. They are great synergies. It creates a great company and it’s a company that has great projects.

And so I’m looking forward to the combination of these two enterprises creating compelling value for both Barrick and Placer shareholders.

And with that, I’d like to open it up to questions.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Operator:	Thank you.

Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.

If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

If you are using a speakerphone, please lift your handset before entering your request.

One moment please, for the first question.

Our first question comes from the line of John Hill of Citigroup.

John Hill:	Good morning everyone and congratulations on a very exciting transaction.

I was just wondering if you could touch briefly on some of the more controversial assets in the mix being your thoughts on South Deeps and - as well to some of your commentary on potential synergies with Cerro Casale suggest you might revisit the strategy that’s in place now.

Gregory Wilkins:	Sure. John, it’s Greg.

I’ll start and then others will kick in.

On South Deeps, you know, we are quite interested in the turnaround that seems to be occurring down at South Deeps. You know, we are looking

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

forward, you know, to see, you know, what the potential might be that can be developed over some time.

We think that there’s potentially similar types of problems that they’re experiencing that we’ve been working through at Bulyanhulu and so we can perhaps combine the learnings from each of those situations to add value to both of them.

With Cerro Casale again, you know, it’s perhaps, you know, not completely within our control, but - having announced the potential transaction. But we do think that there are some synergies between Cerro Casale and our operations in Chile. And perhaps if we have a chance, we might take a fresh look at that and see whether or not some additional value can be created.

John Hill:	Very good, thank you.

Operator:	Our next question comes from the line of Mike Durose of Scotia Capital.

Michael Durose:	(Unintelligible). Just a couple of quick questions.

First of all, I mean, this is a hostile bid against Placer Dome. I’m just wondering Greg if you’ve actually tried to make this a friendly transaction. Did you in fact approach the board of Placer and Peter Tomsett and have you spoken with them this morning and what’s his reaction, if you have?

That’s the first question.

Gregory Wilkins:	Sure.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

We’ve had a number of conversations over the years and you know, I’ve never really had much traction from them. We did reach out to Rob Franklin this morning and let him know that this was coming and you know, we’ve encouraged him to - and the Placer board through him to reach out and have conversations with us and we would welcome the opportunity to do that.

Michael Durose:	Okay. I guess the second, sort of follow-up from that is just in terms of board composition. As you’ve looked at Placer Dome, is there anybody on that board that you would sort of like to keep?

I know it’s sort of (is not one) you can directly answer, but just generally speaking. And also maybe just key people within the Placer organization that you think would be synergistic with respect to whether - whether or not they could add value to the combined entity.

Gregory Wilkins:	Well Placer has an excellent board and so we certainly have to consider, you know, recruiting board members in the future that, you know, can do a really good job for the combined company.

With respect to people, clearly, you know, this industry is - (there’s an odd) of challenges in terms of recruiting and retaining people and so, you know, we look at Placers having, you know, deep highly qualified experienced people and so we really look forward to working with them.

Michael Durose:
Okay. Just another question, just leading down to the sort of path of the hedge book, just wondering if you could - I mean, you did mention in your commentary that you’d like to reduce it using the same strategy, but I’m just wondering, number 1, are there similar counterparties to the various books or are you aware of it?

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

And number 2, is there a way to maybe bring that combined book down quicker as you sort of engage on along this path?

Jamie Sokalsky:	Mike, it’s Jamie.

We’ve done quite a bit of review of their hedge book to their public disclosure and through analyst reports. Their disclosure is quite good.

We think that it’s likely that their counterparties are very similar to the counterparties that we use. We have about 18 counterparties and I suspect that most of the counterparties will be the same.

In essence, we’re going to - we feel that we have a pretty good understanding of the hedge position and we’re going to continue the work to not only bring the overall position down, but also to simplify it.

They have about 8 million ounces of gold hedged, in that there are some options, transactions; that we’re - we’re definitely going to look at - simplify that. And once we have a better understanding of their commitments and who the hedge agreements are with, we’ll certainly have a better idea of what we can do with it and that we’re planning to combine the book.

Their hedge position is about the same percentage of their reserves as ours. But again, once we got a better understanding and go in there, we can decide how we handle it. But at the end of the day, we are definitely still on track to reduce the hedge position -- that is our objective. And overall, we will do that with both our position and their position and honor any commitments that Placer has in their book to deliver ounces.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Michael Durose:
Okay. And just one last question, I’ll let somebody else ask questions. But Greg, just in terms of the 200 million in synergies when you identified, I think, 1, 2, 3, 4 different areas of operations, exploration, procurement, G&A, could you give us a percentage breakdown of where you see those synergies coming from?

Gregory Wilkins:
You know, there’s a significant amount of synergies in the operations, that would be the largest component of it. We see some synergies in exploration, you know, which maybe the second largest in ranking.

And then, you know, we have finance, tax, G&A, you know, and G&A eliminating some of the overlap in the various regions that we operate. So I think it would be in that order.

Michael Durose:	Okay. Okay, fair enough. Thanks.

Operator:	Our next question comes from the line of Victor Flores of HSBC.

Victor Flores:	Thank you. Good morning.

First question goes to the number of assets that you’re acquiring and I think it’s fair to say that back when Barrick acquired Homestake, one of the impacts of that transaction was that there were lots of assets that really diluted management time and as a consequent performance of some of those, asset suffered.

What plans do you have - or what plans have you made to make sure that the new assets that you might be acquiring here are adequately managed and that the performance that you have delivered recently from your assets doesn’t suffer as a result of this transaction?

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Gregory Wilkins:
Well Victor, the key thing for us is that we re-establish the organizational structure in the company to address the issues that occurred through the Homestake transaction and that was setting up the regional business unit structure.

So we have a regional business unit in Australia and they’re well-positioned to take over the oversight of the Australian assets in Porgera. We have a North American regional business unit structure centered in Salt Lake City and they can very comfortably take on the US assets which are primarily in Nevada, very easy to fit into it.

In Tanzania, similar situation, we have the regional business unit and so it’s a matter of absorbing North Mara.

So, when we look across the company and we look at the fit, we can see that we have the management teams in place to immediately move in and take over the oversight of those assets.

We have through the Homestake transaction, we had established an organization operating review teams and these are multidisciplinary teams that go out and really do a scrub of all the assets and that will be happening immediately after, you know, we’re successful with the transaction.

Victor Flores:	Great, thank you.

Second question goes to Pueblo Viejo. I mean, you referred to it in the press release as a world-class asset. It looks like quite a large interesting project. Why are you selling 40% of it?

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

I mean, you don’t, you know, I’m trying not to be pejorative here, but you don’t really need Goldcorp’s help to do this deal.

Gregory Wilkins:
No. But you know, I think it’s important that in - that Goldcorp, you know, have - that the transaction between Goldcorp and Barrick be a good transaction for both companies. And you know, Goldcorp is interested in growth, as well as we are and I think that is a nice place for us to, you know, to work together.

Barrick is going to lead the development and you know, we’ll build it. You know, it’s a little bit of the art of the doable, if you will, Victor, and what I like to have had 100%, sure but you know, I’d rather have Goldcorp as a partner and that’s - requires a compromise every once in a while.

Victor Flores:	Fair enough.

And then just finally, coming back to John’s question about South Deep, Placer has been, you know, fairly or unfairly criticized for having a large portion of its reserves in this asset.

And certainly, one of the reasons if you’re successful here that you’ll have these reserves is because there’s going to be a big chunk of South Deep there. How do you address what, you know, what might become a market criticism of Barrick that was previously directed at Placer?

Gregory Wilkins:
Well, you know, we’ll - at the moment, you know, I don’t have a great answer for you because it will take some time for us to become involved and then to understand, you know, some of the challenge and some more depth to see how we could, you know, improve the situation, you know.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

We have a - I think it’s a great opportunity on the upside potentially, as we’ve looked at, you know, the assets themselves as a package, you know, we think that there’s a good potential for value creation that we can great South Deep to perform better.

Victor Flores:	Great. Thank you, Greg.

Operator:	Our next question comes from the line of Steve Butler of Canaccord Capital.

Steve Butler:	Yeah, good morning gentlemen.

Question again, Greg, on the synergies, you said exploration is the second most important component likely. Would we assume therefore, you know, 20% or 30% of your overall synergies would be exploration? Is that a reasonable range?

Gregory Wilkins:
You know Steve, we’re looking at the whole package of synergies and you know, it’s a, you know, they’re spread quite evenly, you know, throughout, you know, the different disciplines that I talked about.

You know, there’s a variety of different ways to obtain the synergies and you know, we have the opportunity to reprioritize some projects and you know, we can take some redundancy out of some of it.

You know, so there’s a - I think that what we can do is be just as effective in the exploration in terms of replacing the overall reserves at a lower cost and that had led to - we’re looking at for synergies and exploration.

Steve Butler:	Okay.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

We’re talking here after tax as well?

Gregory Wilkins:	The 200 million is pre-tax.

Steve Butler:	Oh, 200 million is pre-tax, okay.

In terms of - you also mentioned Greg that Zaldivar of course is paying cash taxes and therefore your expenses otherwise in Chile (wouldn’t) be able to go against those taxes to reduce them there in the near term.

So we take that as Zaldivar to be a keeper asset or is an asset you haven’t necessarily found a buyer for yet?

Gregory Wilkins:	No, we like the Zaldivar asset. It performs very well and contributes to our earnings and cash flow, it has been doing for Placer and you know, we would keep it in the portfolio.

Steve Butler:
Okay. And just lastly on Cerro Casale again, I know the timing there is such that Bema, Arizona Star may very well get that project back from Placer officially in I think in the month of December, so the timing is quite tight here.

Would you just let that transaction still occur or is there some chance to renegotiate that but only if of course you take control of Placer?

Gregory Wilkins:
Well, you know, at the moment we have no ability to influence the outcome of those negotiations. I do think that there, you know, might be through the synergies and through a fresh look, you know, something that could be done.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

But, you know, unless, you know, we complete the transaction before that transaction is completed is somewhat beyond our control.

Steve Butler:	Great, okay. Thanks very much, Greg.

Operator:	Our next question comes from the line of Michael Fowler of Desjardin Securities.

Michael Fowler:	Yeah. Greg, I got two questions.

Is there any agreement between Barrick and Goldcorp in terms of, I don’t know, some form of breakup (fee). I mean, what I’m getting at here is one would expect Placer Dome to go and search for a white knight and would that restrict Goldcorp from going into an agreement with a third party?

Gregory Wilkins:	Yes, they’re exclusive to us.

Michael Fowler:	Is there anybody else who’s exclusive to you?

Gregory Wilkins:	No, we’ve only announced the transaction with Goldcorp.

Michael Fowler:	Great stuff.

Now, just on - I remember you talking about, you know, Homestake merger and basically you were saying that acquisitions of this scale don’t really make an awful lot of sense. But now, you’ve done this transaction and you’re talking about 8.3 million ounces of production and 146 million ounces of reserve.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Just to actually replace that kind of - those ounces is tough and I bet you, Alex would agree with that.

So how - I mean, despite the fact that you’ve got all these great pipeline projects, but how do you really grow in the, you know, when you get to such a size?

Gregory Wilkins:
Well, actually on the growth piece, you know, the way I look at it is that it hasn’t changed. You know, Placer has its, you know, requirement to grow from this space. We have our requirement to grow from our base. You add them up and you know, we’re busy working away trying to do that.

I strongly believe that the combined enterprise is much more likely to be successful in that reserve replacement game than if we continue to operate independently.

There’s great synergies in the land positions, as Alex has talked about, other synergies in terms of talents. You know, we believe that Placer has, you know, geological expertise in areas where we don’t and of course, you can always talk about recruiting and so on.

But, I think the fact of the matter is when you put the companies together, the chances of them being successful in that goal of replacing eight odd million ounces a year, you know, is better than it was when we’re apart.

Michael Fowler:	Okay, thanks. Any comments from Alex?

Alex Davidson:	Those are exactly my sentiments, Mike. We look forward to working with the Placer exploration teams and their Minex and New Mine exploration and I

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

think it will be easier to replace and grow from our - from - as a combined team.

Michael Fowler:	Okay, thanks very much.

Operator:	Our next question comes from the line of Mark Smith of Dundee Securities.

Mark Smith:	Yeah, sorry. All of my questions have been answered at this point, they really (circulated ago).

Perhaps, just you could, Greg, just tell us, what do you mean by exclusivity for Goldcorp? Is there any constraints on - in from making a deal with Placer?

Gregory Wilkins:
Well, we have a binding agreement with Goldcorp to sell the assets for a fixed price and - provided that we complete the transaction with Placer. And they can’t do anything else while this is ongoing and there’s a tail in terms of time for which you couldn’t go and talk to anybody else as well.

So, you know, I mean, I think the real thing here is that, you know, in and the Goldcorp folks are, you know, very pleased to really come together with us on this transaction and you know, we think we have a, you know, a very high likelihood and confidence in being successful.

And so, you know, we’re really just working together to complete the deal.

Mark Smith:	All right. Thanks very much.

Operator:	Our next question comes from the line of John Tumazos of Prudential.

John Tumazos:	Good morning and congratulations on all your hard work.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

As you analyze your own company and Placer, many things have changed since the ‘04 reserves were calculated -- gold and copper prices, various costs.

Did you analyze the combined company based on today’s public information or did you try to estimate your own and Placer’s position pro forma a different economic (deck), I guess you can pick any gold price up to 500 or copper price up to 2 bucks or oil and gas price up to $70 and $14 and what not.

I’m not sure I know what the right coefficients are, but I know they’ve changed.

Gregory Wilkins:	John, we haven’t gone back to, you know, to really recalculate the reserves on different metrics.

What we have done is gone and looked at all of the information available on reserve, studied as closely as we can on the Placer side to look for downside risks. I mean, I think that the reserves will increase if we use our metal prices and cost structures and so on, so forth.

Our focus is really on what the downside potential would be.

And similarly with the operations, you know, we really took the publicly available information and (back) calculated what we think those mines will do at what cost and to make sure that it hangs together with the reserve calculations in terms of grades and (historical) recoveries and so on to make sure, you know, they were comfortable that there aren’t going to be, you know, any material negative surprises.

The upside, you know, will come to us and that will be fantastic.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

John Tumazos:	Thank you.

Operator:	Our next question comes from the line of John Bridges of JP Morgan.

John Bridges:	Morning Greg. Quite a formidable growth profile you’re developing here.

On Cerro Casale…

Gregory Wilkins:	(Unintelligible).

John Bridges:	On Cerro Casale, I’m a bit confused because surely Placer has got a tax base coming off Zaldivar to offset against Cerro Casale

Gregory Wilkins:
You know, all I can tell you is that just looking at the public information, we’re aware that they’re paying cash taxes in Chile from Zaldivar and - so, we don’t have enough, you know, information to know the tax structure.

We just - we do know that we are - are incurring current expenditures in Chile and our understanding of the Chilean tax law should allow us to be able to structure things so that we’d be able to offset those expenses against those revenue streams.

John Bridges:	Oh, okay.

When Newmont did this big deal that went off and did a rationalization of its assets afterwards, would you be looking at doing something similar, you know, after I think the - after (exiting) out the asset sell to Goldcorp?

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Gregory Wilkins:	You know, we’ll - post closing, we’ll certainly take a very fresh look at the overall portfolio in the company and you know, see what makes sense.

John Bridges:	With regard to synergies and people change and that sort of thing; could you comment on the perceived fairness of the exercise you did when you merged with Homestake?

Gregory Wilkins:	Well, I would respect the synergies. I think the - we actually found more synergies than we originally anticipated. We didn’t find them necessarily in the same places that we had estimated.

And I think the same will be here - similar here. We had tried to, you know, model and evaluate on a relatively conservative basis, you know, what we think the opportunities are. And I’m hopeful that the nature of the fit between the companies will provide, you know, additional opportunities for further synergies.

John Bridges:	Yeah, I’m just thinking of, you know, potential pushback from management and I think you touched on it in terms of bringing in-house project development, that sort of thing.

But, you know, I was just wondering more in terms of how Placer management would feel they would be sort of evaluated in a combined management team.

Gregory Wilkins:	Uh-huh.

Well, you know, we’re - as I mentioned in my comments, I mean, people are in short supply in this industry and so, you know, we really look at - at the combination as an opportunity, you know, to bring the folks from Placer into

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

the fold and you know, obviously, you know, we will be looking, you know, for getting the right people in the right jobs and you know, getting the whole process of looking at our employee base, you know, to be improved to the extent we can, so we continue to work with a number of programs internally at Barrick and the Placer folks would fit into that program.

So, you know, this is perhaps - I view it, I think, as a much bigger opportunity for people in the industry to be part of a great Canadian company here and so the job opportunities will improve in numbers and improve in quality.

John Bridges:	Okay, (Greg). Good luck.

Gregory Wilkins:	Thank you.

We’ll take one more call. Ian Telfer is going to be starting a call at 10 o’clock and so to let everybody go off and participate in Ian’s call, we’ll just take one last question.

Operator:	Thank you.

Our last question comes from the line of Kerry Smith of Haywood Securities.

Kerry Smith:	Thanks operator. Congratulations Greg on your efforts to try and create another world-class Canadian mining company. I think it’s terrific.

I just had one question on the regulatory issues. What regulatory issues do you believe would be needed to be addressed? You say you don’t need Canadian approval, what issues would have to be covered off there?

Patrick Garver:	All right Kerry, this is Patrick.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

We’ll be seeking a regulatory consent in a number of jurisdictions either in which - either of the companies are listed or in which they’ve got substantial assets. It’s principally competition act type consent.

We looked at the transactions pretty carefully. We don’t presently see any impediments to obtaining the necessary consents or approvals to get the deal done. We’re optimistic that the process of getting the necessary regulatory consent is not going to delay the bid.

Given the nature of the industry, we don’t think that the transaction raises any serious competition type issues in - really any of the jurisdictions that we have to deal with.

So, you know, the bid will be subject to getting all necessary consents and approvals, but we don’t see that as a huge problem.

Kerry Smith:	Okay. And do you think those approvals would delay the 35-day regulatory time for the offer?

Patrick Garver:	Well, as I said before, we’re pretty optimistic that the process of obtaining the regulatory consent is not going to get in the way of bringing the bid to a close promptly.

Kerry Smith:	Okay.

Okay, that’s great. Thank you. Thanks Pat.

BARICK GOLD CORPORATION
Moderator: Greg Wilkins
10-31-05/8:00 am CT
Confirmation #21267932

Gregory Wilkins:
Well, thank you everyone for participating with us in the call this morning. Obviously, you know, many more questions will come to mind in the coming hours and days and we stand open for as many questions.

Just give us a call and we love to continue to have a dialogue on this very exciting opportunity for Barrick.

Thanks again.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you very much for joining and ask that you please disconnect your line.

END

Important Notice

Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s web site or by directing a request to Barrick’s media or investor relations department.